Tidal ETF Trust

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

July 17, 2023

VIA EDGAR TRANSMISSION

David Mathews

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 175 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 333-227298, 811-23377

Dear Mr. Mathews:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on June 30, 2023, with respect to the Amendment and the registration of the Trust’s new series, Academy Veteran Impact ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

PROSPECTUS - COVER PAGE

1.	Please identify on the cover page the exchange on which the Fund will be listed.

Response: The Trust confirms that the exchange will be listed on the cover page of the Prospectus.

PROSPECTUS – FUND SUMMARY – FEES AND EXPENSES OF THE FUND

2.	Please provide a completed Fees and Expenses table as well as the completed Expense Example for the Fund prior to effectiveness. Please clarify in the footnote whether the expense list in the footnote is a complete list. In correspondence, please explain how the other expenses were arrived at and the fiscal period they cover.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. The footnote has been revised to indicate it reflects the complete list of expenses excluded from the unitary management fee. The Trust further responds by confirming that Other Expenses were estimated based on a review of sample portfolio holdings for the Fund. The Trust believes that the estimated Other Expenses for the Fund’s initial fiscal year are reasonable given the Fund’s expected portfolio holdings.

PROSPECTUS – FUND SUMMARY – PRINCIPAL INVESTMENT STRATEGIES

3.	Please confirm whether shorting will be a principal component of the Fund’s principal investment strategy.

Response: The Trust confirms that shorting will not be a principal component of the Fund’s principal investment strategy.

4.	With respect to the Sub-Adviser’s use of a third-party data provider to identify the codes for determining the MBS and SBA loans, to help us better understand the Fund’s strategy and with a view to improving disclosure:
a.	Will the Sub-Adviser rely primarily on a single third-party data provider or multiple third-party providers?
b.	What type of due diligence does the Sub-Adviser conduct to ensure the third-party’s(ies’) data quality is sufficient to accurately implement the Fund’s principal investment strategies.
c.	Is it anticipated that the Adviser or the Sub-Adviser will be able to override the third-party data providers?

Response:

a.	For residential loans originated by the Veterans Administration (VA) and included in MBS guaranteed by Ginnie Mae, the Sub-Adviser relies on Bloomberg to provide the percentage allocation of VA loans in a particular pool. Regarding SBA loan pools, the Sub-Adviser will rely on loan originator documentation, which indicates whether the loan(s) have been made to veteran owned small businesses. At this time, there is not a reliable mechanism to determine whether residential loans included in MBS backed by Fannie Mae or Freddie Mac have been originated by the VA or made to veterans or their families, etc. Until such time that the Sub-Adviser is able to validate the foregoing, any such MBS backed by Fannie Mae or Freddie Mac will not count toward the Fund’s 80% policy.
b.	The Sub-Adviser has indicated that, at a minimum, it will annually sample the underlying loans to validate their qualification as a veteran loan.
c.	Unless the Adviser or Sub-Adviser has a bona fide reason to believe the data is incorrect, the Adviser or Sub-Adviser will not override the third party-provided data.

5.	Will the MBS and SBA pools in which the Fund invests be composed of 100% military/veteran loans? If not, is there a minimum level for a pool to be considered qualified for the purposes of the Fund’s 80% test? If so, disclose the minimum level.

Response: The Fund will include only the notional amount of loans that were made to U.S. service members, military veterans, their survivors, or veteran-owned businesses in a particular MBS or SBA loan pool against the Fund’s 80% test.

•	For MBSs, the Sub-Adviser anticipates the pools will generally contain between 80-100% loans originated by the Veterans Administration (VA). The Fund will only include an investment towards the Fund’s 80% test if the pool contains loans originated by the VA with a notional value of at least 80% of the pool.

•	For SBA loan pools, the Fund will invest in broader pools that typically contain only a small percentage of loans to Veteran Owned small businesses. However, to ensure that the Fund invests in veteran-owned business loans, the Sub-Adviser will enter into side letters with the loan pool seller. Through the side letter, from the broader pools of loans, the seller will allocate to the Fund only specified veteran-owned business loan(s) for purposes of the 80% test. The Fund will include only the notional amount of the veteran-owned business loan(s) from such pools or the amount allocated per the respective side letters.

The Prospectus has been supplemented to note the foregoing.

6.	Please clarify whether references in the principal investment strategy to “SBA loans” are to references to pools of SBA loans or whether they may include individual loans.

Response: The Prospectus has been revised to clarify that references to “SBA loans” means “pools of SBA loans.”

7.	Supplementally confirm to the Staff that TBAs will be considered to be derivatives instruments subject to Rule 18f-4 under the Investment Company Act of 1940.

Response: The Fund will invest in MBSs traded under an MSFTA (Master Securities Forward Transaction Agreement). The Fund will determine whether to treat an MBS as a derivative instrument based on whether such securities will physically settle and the timing of settlement. Rule 18f-4(f) provides that when-issued and forward-settling securities that physically settle within 35 days of the trade date do not need to be treated as derivative instruments. In this instance, the transactions entered into under MSFTA’s are designed as credit mitigating agreements for securities with delayed settlement timeframes and, in the Fund’s view, should not be treated as derivative instruments due to the two-part test applicable specifically to TBAs under Rule 18f-4(f). The Adviser determined that both tests (physical settlement, and within 35 days of trade date) will be met with respect to the MBS loan pools to be acquired by the Fund under the MSFTA and, therefore, it is anticipated that the Fund will not be a derivatives user under Rule 18f-4.

8.	Provide a brief example of the types of non-agency MBS and SBA loans in which the Fund may invest.

Response: The Trust’s notes that it has been determined that non-agency loans will not be a part of the Fund’s principle investment strategy. As a result, the references in the prospectus to non-agency loans have been moved to the Fund’s SAI.

9.	Please inform the Staff supplementally of the overall liquidity profile of the MBS/SBA loans in which the Fund will invest.

Response: The Sub-Adviser notes that because Ginnie Mae MBS and SBA loan pools carry the explicit guarantee from the U.S. Government, and Freddie Mac and Fannie Mae MBS carry implicit guarantees from the U.S. Government, their liquidity profile is strong and provide slightly less liquidity than U.S. Treasuries. In normal market environments, bid/ask spreads on MBS and SBA loan pools are about 2bps and 5bps, respectively. The Sub-Adviser further notes that the liquidity profile of SBA loans subject to the side letter agreements is the same as that of SBA loan pools generally.

PROSPECTUS – FUND SUMMARY – PRINCIPAL INVESTMENT RISKS

10.	Please elaborate the Sub-Adviser risk disclosure to indicate whether the Sub-Adviser has managed similar strategies as the Fund’s strategy. In addition, please add disclosure explaining how managing an ETF could impact the Sub-Adviser’s effectiveness in implementing the strategy.

Response: The Sub-Adviser does not currently manage any client accounts with similar strategies. However, the Sub-Adviser is currently onboarding a client that will invest in a similar Veteran Impact strategy through a separately managed account. The Sub-Adviser expects the account will be funded in advance of the Fund’s launch.

The “Sub-Adviser Risk” risk disclosure has been supplemented to indicate that the Sub-Adviser has not previously managed client accounts using a strategy similar to that of the Fund’s strategy.

PROSPECTUS – ADDITIONAL INFORMATION ABOUT THE FUND

11.	Please confirm the Fund’s stated objective so it is consistent with the previously stated objective.

Response: The references to the Fund’s investment objective have been revised for consistency.

12.	With respect to potential changes to the Fund’s objective, please indicate how many advance days’ written notice will be provided.

Response: The Prospectus has been revised to indicate that shareholders will be provided at least 60 days’ written notice of a change to the Fund’s investment objective.

PROSPECTUS – MANAGEMENT

13.	Please compare the Adviser’s responsibility to assume Fund expenses with the description in footnote 1 of the Fees and Expenses table. Revise as appropriate.

Response: As noted in response to Comment 1, footnote 1 to the Fees and Expense table has been updated as appropriate.

14.	With respect to the disclosure regarding the Sub-Adviser’s donations to charity, please:

a.	Clarify whether this donation will occur if the Sub-Adviser waives all or portion of its fee.
b.	Disclose the circumstances under which the Sub-Adviser may terminate or change its contribution obligations to a charitable organization.
c.	Supplementally inform the Staff whether there will be a written agreement regarding the Sub-Adviser’s charitable contributions. If so, please advise whether the Registrant will file it as an exhibit to the registration statement.
d.	Supplementally inform the Staff when the donations will occur - such as annually, on completion of an annual audit, or some other timeframe.
e.	Supplementally inform the Staff whether the amount of donations, or the fact that no donation was made, will be disclosed in the Fund’s annual report, other report, website, or amendment to the registration statement.

f.	Please add disclosure regarding any tax ramifications related to the Sub-Adviser’s charitable contributions. In particular, disclose whether (i) shareholders will receive a benefit, or (ii) the Sub-Adviser will receive a tax credit or deduction as a result of donations.
g.	Will the Sub-Adviser or any affiliate have a material relationship with a charitable organization? If so, disclose.
h.	Supplementally inform the Staff whether the Sub-Adviser has selected the 501(c)(3) organization.

Response:

a.	To the extent sub-advisory fees are waived, the Sub-Adviser may determine to change the initial Fund asset level threshold at which donations will be made. Currently, that threshold is set at $100,000,000 as set forth in the Prospectus. The Prospectus has been supplemented to reflect the foregoing.

b.	The Sub-Adviser retains the right to modify its donation policy. Shareholders will be provided with at least 60 days’ notice in advance of any material change to its policy. The Prospectus has been supplemented to reflect the foregoing.

c.	The Trust confirms there will not be a written agreement regarding the Sub-Adviser’s charitable policy.

d.	The Sub-Adviser intends to make charitable contributions on an annual basis following completion of the Fund’s annual audit. The Prospectus has been supplemented to reflect the foregoing.

e.	The Trust notes that the amounts the Sub-Adviser donates, or the fact that no donations were made, will be disclosed annually in the Fund’s registration statement.

f.	The Sub-Adviser will make the donation directly to the charity so there will not be any tax ramifications to the shareholders. Donations made by the Sub-Adviser will be an expense item for it, thereby reducing its taxable income. The Prospectus has been supplemented to reflect the foregoing.

g.	At present, the Sub-Adviser does not have any significant relationships with the charities currently under consideration for the donation of a portion of its sub-advisory fees. However, it is important to note that both Academy Securities, Inc., an affiliate of the Sub-Adviser, and the Sub-Adviser actively pursue business opportunities with veteran-aligned organizations (including charities) in the areas of broker-dealer trading and investment management, respectively.

h.	The Sub-Adviser is currently considering a handful of 501(c)(3) organizations. Please note the Sub-Adviser anticipates donating across two to three veteran-related charities.

PROSPECTUS – HOW TO BUY AND SELL SHARES

15.	Please update the disclosure regarding investments by other registered investment companies in the Fund.

Response: The Trust confirms that the aforementioned disclosure has been updated.

16.	Supplementally inform the Staff in light of the disclosure that the Rule 12b-1 line item in the expense table will reflect zero.

Response: The Fund’s completed Fees and Expenses table and Expense Example, which reflect a Rule 12b-1 fee of 0.00%, are as shown in the attached Appendix A.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC

Exhibit A

Academy Veteran Impact ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.35%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.35%

(1)	The Fund’s investment adviser, Toroso Investments, LLC (“Toroso” or the “Adviser”), a Tidal Financial Group company, will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, and litigation expenses and other non-routine or extraordinary expenses.
(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$36	$113